Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 805,000,000 shares of capital stock, including 800,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of May 31, 2020, we had 518,975,572 shares of common stock, 92,100 shares of Series B Preferred Stock (as defined below) 8,203 shares of Series C Preferred Stock (as defined below) and 8,452 shares of Series D Preferred Stock issued and outstanding.

The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock, and is qualified by reference to our certificate of incorporation, as amended, and bylaws, both of which are on file with the SEC as exhibits to previous SEC filings, for additional information. The summary below is qualified by provisions of applicable law.

Common Stock

Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors. All actions required or permitted to be taken by stockholders at an annual or special meeting of the stockholders must be effected at a duly called meeting, with a quorum present of a majority in voting power of the shares entitled to vote thereon. Special meetings of the stockholders may only be called by our Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire Board of Directors. Stockholders may not take action by written consent. As more fully described in our Certificate of Incorporation, holders of our common stock are not entitled to vote on certain Amendments to the Certificate of Incorporation related solely to our preferred stock.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of our common stock have equal ratable rights to such dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock do not have preemptive rights.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Our common stock is presently quoted on the OTCQB of the OTC Markets marketplace under the trading symbol CYDY. Our transfer agent and registrar is Computershare- Shareholder Services.

Preferred Stock

Our Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, 4,583,263 of which shares are undesignated.

Our Board of Directors has the authority, within the limitations and restrictions prescribed by law and without stockholder approval, to provide by resolution for the issuance of shares of preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series of the designation of such series, by delivering an appropriate certificate of amendment to our certificate of incorporation to the Delaware Secretary of State pursuant to the Delaware General Corporation Law (the “DGCL”). The issuance of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of our common stock.

If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the certificate establishing the terms of the preferred stock with the SEC. To the extent required, this description will include:

•	the title and stated value;

•	the number of shares offered, the liquidation preference per share and the purchase price;

•	the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for such dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption, if applicable;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price (or how it will be calculated) and conversion period;

•	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price (or how it will be calculated) and exchange period;

•	voting rights, if any, of the preferred stock;

•	a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CytoDyn; and

•

any material limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of CytoDyn.

Series B Convertible Preferred Stock

Our Board of Directors previously established a series of preferred stock designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”), comprising 400,000 shares of Preferred Stock, of which 92,100 shares remain outstanding as of May 31, 2020. Subject to superior rights of any other outstanding preferred stock from time to time, each outstanding share of Series B Preferred Stock is entitled to receive, in preference to the common stock, annual cumulative dividends equal to $0.25 per share per annum from the date of issuance, which shall accrue, whether or not declared. At the time shares of Series B Preferred Stock are converted into common stock, accrued and unpaid dividends will be paid in cash or with shares of common stock out of assets at the time legally available therefor. In the event we elect to pay dividends with shares of common stock, the shares issued will be valued at $0.50 per share. Series B Preferred Stock does not have any voting rights. In the event of liquidation, each share of Series B Preferred Stock is entitled to receive, in preference to the common stock, a liquidation payment equal to $5.00 per share plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series B Preferred Stock.

Each share of Series B Preferred Stock may be converted into ten fully paid shares of common stock at the option of a holder as long as we have sufficient authorized and unissued shares of common stock available. The conversion rate may be adjusted in the event of a reverse stock split, merger or reorganization.

Series C Convertible Preferred Stock

Our Board of Directors previously established a series of preferred stock designated as Series C Convertible Preferred Stock (“Series C Preferred Stock”), comprising 5,000 shares of Preferred Stock, of which 8,203 shares remain outstanding as of May 31, 2020. The Series C Preferred Stock Certificate of Designation provides, among other things, that holders of Series C Preferred Stock shall be entitled to receive, at the option of the holder, cumulative dividends at the rate of ten percent (10%) per share per annum of the stated value of the Series C Preferred Stock, to be paid per share of Series C Preferred Stock. The Series C Dividends are to be paid annually in arrears on the last day of December each year. Any dividends paid by us will first be paid to the holders of Series C Preferred Stock prior and in preference to any payment or distribution to holders of Common Stock out of any assets at the time legally available therefor. Dividends on the Series C Preferred Stock are mandatory and cumulative and there are no sinking fund provisions applicable to the Series C Preferred Stock. The Series C Preferred Stock does not have redemption rights. The stated value per share for the Series C Preferred Stock is $1,000 (the “Series C Stated Value”).

In the event of any liquidation, dissolution or winding up of the Company, the Series C Preferred Stock will be paid, prior and in preference to any payment or distribution on any shares of Common Stock or Series B Preferred Stock, but on a pari passu basis with the holders of the Series D Preferred Stock, an amount per share equal to the Series C Stated Value and the amount of any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series C and Series D Preferred Stock.

If, at any time while the Series C Preferred Stock is outstanding, we effect any reorganization, merger or sale of the Company or substantially all of its assets (each a “Fundamental Transaction”), a holder of the Series C Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of Common Stock then issuable upon conversion in full of the Series C Preferred Stock immediately prior to the Fundamental Transaction.

Each share of Series C Preferred Stock is convertible at any time at the holder’s option into that number of fully paid and nonassessable shares of Common Stock determined by dividing the Series C Stated Value by the Conversion Price (subject to adjustment as set forth in the Certificate of Designation). No fractional shares will be issued upon the conversion of the Series C Preferred Stock.

Series D Convertible Preferred Stock

Our Board of Directors previously established a series of preferred stock designated as Series D Convertible Preferred Stock (“Series D Preferred Stock”), comprising 11,737 shares of Preferred Stock, of which 8,452 shares remain outstanding as of May 31, 2020. The Series D Preferred Stock Certificate of Designation provides, among other things, that holders of Series D Preferred Stock shall be entitled to receive, at the option of the holder, cumulative dividends at the rate of ten percent (10%) per share per annum of the stated value of the Series D Preferred Stock, to be paid per share of Series D Preferred Stock, in cash or in shares of common stock at the rate of $0.50 per share. The Series D Dividends are to be paid annually in arrears on the last day of December each year Any dividends paid by us will first be paid to the holders of Series D Preferred Stock prior and in preference to any payment or distribution to holders of Common Stock out of any assets at the time legally available therefor. Dividends on the Series D Preferred Stock are mandatory and cumulative and there are no sinking fund provisions applicable to the Series D Preferred Stock. The Series D Preferred Stock does not have redemption rights. The stated value per share for the Series D Preferred Stock is $1,000 (the “Series D Stated Value”).

In the event of any liquidation, dissolution or winding up of the Company, the Series D Preferred Stock will be paid, prior and in preference to any payment or distribution on any shares of Common Stock or Series B Preferred Stock, but on a pari passu basis with the holders of the Series C Preferred Stock, an amount per share equal to the Series D Stated Value and the amount of any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series C and Series D Preferred Stock.

If, at any time while the Series D Preferred Stock is outstanding, we effect any Fundamental Transaction, a holder of the Series D Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of Common Stock then issuable upon conversion in full of the Series D Preferred Stock immediately prior to the Fundamental Transaction.

Each share of Series D Preferred Stock is convertible at any time at the holder’s option into that number of fully paid and nonassessable shares of Common Stock determined by dividing the Series D Stated Value by the Conversion Price (subject to adjustment as set forth in the Certificate of Designation). No fractional shares will be issued upon the conversion of the Series D Preferred Stock.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation, as amended

As described above, our Board of Directors is authorized to designate and issue shares of preferred stock in series and define all rights, preferences and privileges applicable to such series. This authority may be used to make it more difficult or less economically beneficial to acquire or seek to acquire us.

Special meetings of the stockholders may only be called by our Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire Board of Directors. Stockholders may not take action by written consent.

The stockholders may, at a special stockholders meeting called for the purpose of removing directors, remove the entire Board of Directors or any lesser number, but only with cause, by a majority vote of the shares entitled to vote at an election of directors.

Additional Warrants

As of May 31, 2020, we had issued and outstanding warrants to purchase up to 116,376,868 shares of common stock, exercisable at prices ranging from $0.30 per share to $3.73 per share.

Stock Options

As of May 31, 2020, we had issued and outstanding options to purchase up to 14,983,661 shares of common stock, exercisable at prices ranging from $0.30 per share to $2.90 per share.